QIAO XING UNIVERSAL TELEPHONE, INC.

QIAO XING SCIENCE INDUSTRIAL PARK, TANG QUAN, HUIZHOU CITY,
GUANGDONG, PEOPLE’S REPUBLIC OF CHINA 516023
TEL: 86 752-2820268 FAX: 86 752-2820268
October 5, 2005
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
SEC
Washington, D.C. 20549

Re:	Qiao Xing Universal Telephone, Inc.
Form 20-F for the fiscal year ended December 31, 2004
Filed June 30, 2005
File No. 0-29946
Dear Mr. Spirgel,
This is in reply to your letter dated September 22, 2005 regarding the captioned subject.
1. In future filings where circumstances remain the same as those underlying the 2004 Form 20-F, we will disclose that the “CECT” trademark is tested for the impairment by comparing its fair value to its carrying value and the fair value is estimated using the Relief-from-Royalty Method.
2. In future filings where circumstances remain the same as those underlying the 2004 Form 20-F, we would add in the section of Summary of Significant Accounting Policies in the financial statements and the section of Critical Accounting Policies in the fore part of the Form 20-F regarding other acquired intangible assets the following:
‘The Group adopted SFAS No. 142 which requires that an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The “CECT” trademark of our subsidiary CECT is tested for the impairment by comparing its fair value to its carrying value. The fair value is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play in our case a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the trademark comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the “CECT”

trademark but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” trademark is linked to the cash inflow from sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in China suitable for our purpose, the royalty saving as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” trademark with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from Royalty Method.’
Sincerely,
/S/ ALBERT LEUNG
Albert Leung
Chief Financial Officer